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                                         Filed by Adaptive Broadband Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Adaptive Broadband Corporation
                                                      Registration No. 333-51142

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THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY ADAPTIVE BROADBAND CORPORATION
ON JANUARY 2, 2001

FOR IMMEDIATE RELEASE
January 2, 2001


                ADAPTIVE BROADBAND(TM) LOWERS REVENUE EXPECTATIONS
                            FOR FY01 SECOND QUARTER

                  Domestic Customer Receivable Extension and
         International Frequency Allocation Delay Contracted Shipments

Sunnyvale, CA-ADAPTIVE BROADBAND CORPORATION (Nasdaq National Market: (ADAP)
                                                                       ----
today lowered revenue expectations for its fiscal year 2001 second quarter ended December 31, 2000, due in large part to a deferral of $13 million in contracted shipments of its AB-Access(TM) product to a major domestic customer. Adaptive Broadband recently made a $15 million strategic equity investment in Fuzion Technologies, Inc. driven by the intent of both companies to capture significant wireless market opportunities. Recent joint business development and financing issues between the two companies have caused a delay in the $13 million shipment and the payment to Adaptive Broadband for a $12 million overdue receivable from a subsidiary of Fuzion. In addition, $4 million in international orders were delayed due to payment contingencies tied to final frequency allocations. Adaptive Broadband estimates that it now will realize approximately $8 million in revenue, with gross margin in the mid-30% range, for the quarter. This compares to $2 million for the same period last year, and to $24.2 million for the company's immediately preceding quarter ended September 30, 2000. In its first quarter financial results announcement, Adaptive Broadband indicated a revenue growth goal greater than 30% each quarter, which, if realized, would have resulted in revenue of more than $31 million for the second quarter. The rapid and continuing decline in the financial state of the domestic Competitive Local Exchange Carrier (CLEC) market has led to significant delays in both existing and new customer deployments in the U.S.

International Opportunities Expanding; Will Help Balance Domestic Emerging Carrier Business
Adaptive Broadband has been aggressively pursuing international business to balance the recent financing pressures being experienced by the domestic CLEC market, which currently constitutes a majority of the company's customer base. The company recently announced it had negotiated a distribution agreement with Hitachi, which will sell AB-Access in Japan and in
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other markets as mutually identified by the two companies. Other agreements have been reached with Siemens for Europe and with CASTEL of China. The company received a new order from an Indian customer this quarter, as that key market has just begun implementation. The shipment is contingent upon final frequency allocations, which did not occur by quarter end.

"The fixed wireless broadband market is in its infancy, and while it is experiencing the fits and starts typical of an evolving market, we still believe that this market will emerge globally over the next year or two. Although global business traditionally has a longer sales cycle, we are beginning to see benefit from the partnerships we have established in the international arena that will help mitigate some of the current softness in the U.S. CLEC market. As the second quarter progressed, we became more dependent on emerging international customer opportunities, but these did not offset the shortfall in both new domestic customer opportunities and delays affecting our existing U.S. customers. We have a very strong balance sheet, with some $77 million in cash and no debt, creating a book value for the business of approximately $4 per share. We expect our strong balance sheet will allow us to maintain our leadership position in ultra high-speed wireless last mile Internet access while the wireless broadband market sorts itself out. The current weakness in this market highlights our need for expanded sales channels, which we have been aggressively pursuing," commented Daniel L. Scharre, Adaptive Broadband's president and chief operating officer.

Assessing Impact on Merger Agreement with Western Multiplex
"Adaptive Broadband remains committed to a strategic merger with Western Multiplex, but we need to sit down with our merger partner and discuss any ramifications that may result from our announcement of today. With that event yet to take place, we do not intend to hold a conference call at this time, and will make further announcements, when appropriate either prior to or at the time of our second-quarter results to be announced January 25, 2001," continued Mr. Scharre.

About AB-Access
The AB-Access fixed wireless broadband platform bridges the last mile, replacing the local loop for corporate and small business subscribers. Combining a leading packet-on-demand technology and time division duplexing, it offers data transmission at rates up to 25 Mbps -- providing the capability for voice, real-time video conferencing, transmission of full streaming video, web surfing, and transmission of data files - all simultaneously and over one connection.

About Adaptive Broadband
Adaptive Broadband (www.adaptivebroadband.com) is a data networking solutions
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company that is developing leading-edge technology for the deployment of broadband wireless communication over the Internet.

Safe Harbor
This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially. These statements are often identified by words such as "expect" "anticipated" and "intend."

Statements regarding anticipated product shipments, revenues and gross margin are subject to various risks, including the risk that the factors that led to deferral of shipments in the second quarter of fiscal year 2001 will not be resolved as anticipated, the risk that other anticipated orders will not be received and fulfilled, the risk that international markets will not develop as
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expected and the risk that product pricing and costs will vary from expectations. Statements regarding the company's pending merger with Western Multiplex, Inc. are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated. For risks about Western Multiplex's business; see its Form S-1 filed on July 20, 2000 and subsequent Forms 10-Q and 8-K, and for risks about Adaptive Broadband's business, see its Form 10-K for the year ended June 30, 2000 and subsequent Forms 10-Q and 8-K, as well as its other SEC filings.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the merger when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
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Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the registration statement filed by Western Multiplex on Form S-1 on July 20, 2000. The directors and executive officers of Adaptive Broadband and their beneficial ownership of Adaptive Broadband common stock are set forth in the proxy statement for the 2000 annual meeting of Adaptive Broadband. In addition, in connection with signing the merger agreement, certain executive officers of Adaptive Broadband have entered into employment agreements with Western Multiplex, upon completion of the merger, certain directors of Adaptive Broadband will become directors of Western Multiplex, the executive officers of Adaptive Broadband own options to purchase shares of Adaptive Broadband common stock which will become vested and exercisable in connection with the merger and Western Multiplex has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Adaptive Broadband following the merger. Security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement / prospectus when it becomes available.
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For Further Information Contact:
--------------------------------
Stephanie M. Day                             Investor Information Line:
Vice President-Investor Relations and                (Toll-free) 1-888-225-6789
Corporate Communications                     www.adaptivebroadband.com
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(408) 743-3429
(408) 743-3482 Fax
sday@adaptivebroadband.com